Putnam Investments
100 Federal Street
Boston, MA 02110
August 25, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 35 under the Investment Company
Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement
on Form N-1A (File Nos. 333-117134 and 811-21598) (the “Registration Statement”) of
Putnam Target Date Funds (formerly “Putnam RetirementReady Funds”) (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on July 2, 2020 (the “485(a) Amendment”), with respect to its series Putnam Retirement
Advantage 2060 Fund, Putnam Retirement Advantage 2055 Fund, Putnam Retirement
Advantage 2050 Fund, Putnam Retirement Advantage 2045 Fund, Putnam Retirement
Advantage 2040 Fund, Putnam Retirement Advantage 2035 Fund, Putnam Retirement
Advantage 2030 Fund, Putnam Retirement Advantage 2025 Fund, Putnam Retirement
Advantage 2020 Fund, and Putnam Retirement Advantage Maturity Fund (each, a
“Fund” and, collectively, the “Funds”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Caitlin
Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on August 18, 2020 regarding the
485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective
Amendment No. 36 under the Securities Act and Amendment No. 37 under the Investment
Company Act to the Registration Statement, filed with the Commission on or around August 31,
2020 (the “485(b) Amendment”). References to page numbers or specific text in the
Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comment

1.	Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective.
Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. If a comment results in a change to the

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disclosure language, please include the revised disclosure in the letter. The Commission
Staff notes that the Registrant is responsible for the adequacy and accuracy of the
Registration Statement.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. The Registrant also confirms that it will revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant further confirms that if a comment results in a change to the disclosure language it will include the revised disclosure in this letter. The
Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary - Risks

2.	Comment: Please consider adding a heading for each risk factor discussed under the heading
“Risks” in light of the plain English requirements of Rule 421(d) under the Securities Act.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A and the plain English requirements of
Rule 421 under the Securities Act.

Who oversees and manages the funds?

3.	Comment: Under the heading “Portfolio managers,” please revise the disclosure in the first sentence to state, if applicable, that the identified officers of Putnam Management are
“jointly and primarily responsible” for the day-to-day management of each Fund’s portfolio.

Response: The requested change has been made.

Part C

Item 28. Exhibits

4.	Comment: For each exhibit listed in Item 28 that is incorporated by reference to a previous filing, please include the Securities Act filing number of the registrant with respect to that filing.

Response: The requested change has been made.

* * * *

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I believe this letter addresses the Commission Staff’s comments. Should you have any
further questions, please do not hesitate to call me at (617) 760-0044.	Thank you for your
assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	Peter T. Fariel, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP

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